Exhibit 99.1
Press Release

Mr. Claude Smadja to retire from the Infosys Board of Directors

Bangalore, India – August 30, 2010: Infosys Technologies Limited (NASDAQ: INFY) today announced that, in accordance with the retirement policy for the Company’s Board of Directors (Board), Mr. Claude Smadja, Independent Director, will retire from the Board effective August 30, 2010. Mr. Claude Smadja joined the Infosys Board in October 2001.

Thanking Mr. Claude Smadja for his services and contributions to the company, Mr. N. R. Narayana Murthy, Chairman of the Board and Chief Mentor said, “We will miss his wonderful contributions.  His vast knowledge of macroeconomics, corporate governance, his simple demeanor and courtesy had made Mr. Claude Smadja a heavy weight in Board discussions and a favorite among the Board members.  We wish him the best in all his future endeavors.”

Mr. Claude Smadja thanked the Board and said, “Looking back at these nine years, I feel that it has been a privilege to serve on the Board in whatever way I could, and to be part of a fast growing and dynamic enterprise. I am convinced that Infosys has all it takes to continue to go from strength to strength in an increasingly complex global environment and to achieve all the successes that its enormous potential warrants”.

Mr. Claude Smadja is the President of Smadja & Associates Inc., a strategic advisory firm he founded in 2001. From January 1996 to June 2001, he was the Managing Director of the World Economic Forum, with overall responsibility for the Davos annual meeting and the forum’s activities in Asia. Prior to that, Mr. Claude Smadja served as the Director of the News and Current Affairs Department of the Swiss Broadcasting Corporation. Mr. Smadja received a B.A. in Political Science from the University of Lausanne.

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. As of June 30, 2010, the Infosys group had approximately 114,800 employees in over 50 offices worldwide. Infosys is part of the NASDAQ-100 Index and The Global Dow. For more information, visit www.infosys.com.

Safe Harbor

Statements in connection with this release may include forward-looking statements within the meaning of US Securities laws intended to qualify for the "safe harbor" under the United States Private Securities Litigation Reform Act of 1995.These forward-looking statements are subject to risks and uncertainties including those described in our SEC filings available at www.sec.gov including our Annual Report on Form 20-F for the year ended March 31, 2010, and our other recent filings. Actual results may differ materially from those projected by forward-looking statements. We may make additional written and oral forward-looking statements but do not undertake, and disclaim any obligation, to update them.

For further information please contact:

The Americas Peter McLaughlin Infosys Technologies Ltd, US Phone: +213 622 4949, Ext 206 Peter_Mclaughlin@infosys.com	Asia Pacific Sarah Vanita Gideon Infosys Technologies Ltd, India Phone: +91 80 4156 4998 Sarah_Gideon@infosys.com

Australia Cristin Balog Infosys Technologies Ltd, Australia Phone : +61 3 9860 2277 Cristin_Balog@infosys.com	EMEA Antonia Maneta Infosys Technologies Ltd, UK Phone: +44 0 207 715 3499 Antonia_Maneta@infosys.com